February 13, 2025

Michael McLaren
Chief Executive Officer
SAFE & GREEN HOLDINGS CORP.
990 Biscayne Blvd., Suite 501
Miami, FL 33132

       Re: SAFE & GREEN HOLDINGS CORP.
           Registration Statement on Form S-1
           Filed February 7, 2025
           File No. 333-284766
Dear Michael McLaren:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jesse L. Blue